UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

under the Securities Exchange Act of 1934

(Amendment No. 5)

LILIS ENERGY, INC.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

532403201

(CUSIP Number)

David A. Marple

Värde Partners, Inc.

901 Marquette Ave. S, Suite 3300

Minneapolis, MN 55402

(952) 893-1554

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Justin Fitzgerald Hoffman

Kirkland & Ellis LLP

609 Main Street

Houston, TX 77002

(713) 836-3664

January 31, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 532403201	Page 2 of 24

(1)	Name of reporting person The Värde Fund XI (Master), L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 19,429,044
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 18,134,353
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 19,429,044
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 25.4%*
(14)	Type of reporting person (see instructions): PN

*	The ownership percentage appearing on such cover pages has been calculated based on an aggregate total of 53,376,764 shares of Common Stock issued and outstanding as of January 26, 2018, as disclosed in the Securities Purchase Agreement (as defined below), plus (i) the 24,080,000 shares of Common Stock which would be issuable if the entire principal amount of the Term Loans were converted on their respective funding dates, as previously disclosed, plus (ii) 19,512,196 shares of Common Stock issuable upon conversion of the Series C Preferred Stock, rounded up to the nearest whole share (as defined below) excluding the 3,112,238 shares of Common Stock the Reporting Persons may be entitled to shared voting power in connection with the Series C Preferred Stock.

CUSIP No. 532403201	Page 3 of 24

(1)	Name of reporting person The Värde Fund XI G.P., LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 19,429,044
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 18,134,353
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 19,429,044
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 25.4%
(14)	Type of reporting person (see instructions): OO

CUSIP No. 532403201	Page 4 of 24

(1)	Name of reporting person The Värde Fund XII (Master), L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 13,824,512
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 12,903,290
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 13,824,512
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 19.5%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 5 of 24

(1)	Name of reporting person The Värde Fund XII G.P., L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 13,824,512
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 12,903,290
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 13,824,512
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 19.5%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 6 of 24

(1)	Name of reporting person The Värde Fund XII UGP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 13,824,512
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 12,903,290
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 13,824,512
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 19.5%
(14)	Type of reporting person (see instructions): OO

CUSIP No. 532403201	Page 7 of 24

(1)	Name of reporting person The Värde Skyway Master Fund, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 6,071,576
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 5,666,985
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 6,071,576
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 9.6%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 8 of 24

(1)	Name of reporting person The Värde Skyway Fund G.P., LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 6,071,576
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 5,666,985
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 6,071,576
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 9.6%
(14)	Type of reporting person (see instructions): OO

CUSIP No. 532403201	Page 9 of 24

(1)	Name of reporting person Värde Investment Partners (Offshore) Master, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 2,802,266
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 2,615,531
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 2,802,266
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 4.7%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 10 of 24

(1)	Name of reporting person The Värde Fund VI-A, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 1,401,133
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 1,307,765
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 1,401,133
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 2.4%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 11 of 24

(1)	Name of reporting person Värde Investment Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 3,175,901
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 2,964,269
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 3,175,901
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 5.3%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 12 of 24

(1)	Name of reporting person Värde Investment Partners G.P., LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 7,379,300
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 6,887,566
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 7,379,300
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 12.3%
(14)	Type of reporting person (see instructions): OO

CUSIP No. 532403201	Page 13 of 24

(1)	Name of reporting person Värde Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 46,704,434
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 43,592,196
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 46,704,434
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 45.0%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 14 of 24

(1)	Name of reporting person Värde Partners, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 46,704,434
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 43,592,196
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 46,704,434
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 45.0%
(14)	Type of reporting person (see instructions): CO

CUSIP No. 532403201	Page 15 of 24

(1)	Name of reporting person George G. Hicks
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 46,704,434
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 43,592,196
(11)	Aggregate amount beneficially owned by each reporting person: 46,704,434
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 45.0%
(14)	Type of reporting person (see instructions): IN

CUSIP No. 532403201	Page 16 of 24

SCHEDULE 13D

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock (the “Common Stock”), par value $0.0001 per share, of Lilis Energy, Inc., a Nevada corporation (the “Issuer”). The Issuer has its principal executive offices at 300 E. Sonterra Blvd., Suite 1220, San Antonio, TX 78258.

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Schedule 13D filed by the Reporting Persons on May 8, 2017, as amended by Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed by the Reporting Persons on July 14, 2017, as amended by Amendment No. 2 to Schedule 13D (“Amendment No. 2”) filed by the Reporting Persons on August 12, 2017, as amended by Amendment No. 3 to Schedule 13D (“Amendment No. 3”) filed by the Reporting Persons on November 17, 2017 and as amended by Amendment No. 4 to Schedule 13D (“Amendment No. 4”) filed by the Reporting Persons on January 8, 2018 (as so amended through this Amendment No. 5, the “Schedule 13D”).

Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 5 shall have the meanings ascribed to them in the Schedule 13D. The filing of this Amendment No. 5 shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in the Schedule 13D or that this Amendment No. 5 is required under Rule 13d-2 of the Securities Exchange Act.

Item 2.	Identity and Background

No change.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented by adding the following:

Pursuant to the Securities Purchase Agreement (as defined below), The Värde Fund XI (Master), L.P., The Värde Fund XII (Master), L.P., The Värde Skyway Master Fund, L.P., Värde Investment Partners, L.P., Värde Investment Partners (Offshore) Master, L.P. and the Värde Fund VI-A L.P. (collectively, the “Purchasers”) purchased 100,000 shares of Series C Convertible Participating Preferred Stock of the Issuer (the “Series C Preferred Stock”). The Purchasers obtained the funds for the acquisition of securities pursuant to the Securities Purchase Agreement through capital contributions from their partners.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

Securities Purchase Agreement for Series C Preferred Stock and Certificate of Designation

On January 30, 2018, the Issuer and the Purchasers entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”), pursuant to which on January 31, 2018 (the “Closing Date”) the Purchasers purchased 100,000 shares of Series C Preferred Stock, from the Issuer in a private placement. The Common Stock was acquired for investment purposes.

Pursuant to the certificate of designation governing the Series C Preferred Stock (the “Certificate of Designation”), the Series C Preferred Stock has a per share stated value of $1,000, subject to increase in connection with the payment of dividends (the “Stated Value”). Holders of shares of Series C Preferred Stock will be entitled to receive cumulative preferential dividends, payable and compounded quarterly in arrears at an annual rate of 9.75% of the Stated Value until April 26, 2021, after which the annual dividend rate will increase to 12.00% if paid in full in cash or 15.00% if paid in kind. Dividends are payable, at the Company’s option, (i) in cash, (ii) in kind by increasing the Stated Value by the amount per share of the dividend or (iii) in a combination thereof. In addition to these preferential dividends, holders of shares of Series C Preferred Stock will be entitled to participate in any dividends or distributions paid on the Common Stock on an as-converted basis. Holders of shares of Series C Preferred Stock will be entitled to vote with the holders of shares of Common Stock, as a single class, on all matters submitted for a vote of holders of shares of Common Stock. When voting together with the Common Stock, each share of Series C Preferred Stock will entitle the holder to a number of votes equal to (i) the Stated Value as of the applicable record date or other determination date divided by (ii) $4.42 (the closing price of the Common Stock on the NYSE American on January 30, 2018).

CUSIP No. 532403201	Page 17 of 24

The Company has the right to redeem the Series C Preferred Stock, in whole or in part at any time (subject to certain limitations on partial redemptions), at a price per share equal to (i) the Stated Value then in effect multiplied by (a) 120% if redeemed during 2018, (b) 125% if redeemed during 2019 or (c) 130% if redeemed after 2019, plus (ii) accrued and unpaid dividends thereon and any other amounts payable by the Company in respect thereof (the “Optional Redemption Amount”).

Each share of Series C Preferred Stock is convertible at any time at the option of the holder into a number of shares of Common Stock equal to (i) the applicable Optional Redemption Amount divided by (ii) a conversion price of $6.15, subject to adjustment (the “Conversion Price”).

Following the Closing Date, each share of Series C Preferred Stock became immediately convertible into 19,512,195 shares of “Common Stock, based on an initial Conversion Price of $6.15 and the initial Optional Redemption Amount of 120% of the Stated Value.

Board Appointment Rights

The Certificate of Designation provides that holders of shares of Series C Preferred Stock will have the right, voting separately as a class, to designate (i) two members of the Company’s board of directors (the “Board”) for as long as the shares of Common Stock issuable on conversion of the outstanding shares of Series C Preferred Stock represent at least 15% of the outstanding shares of Common Stock (giving effect to conversion of all outstanding shares of Series C Preferred Stock) and (ii) one member of the Board for as long as the shares of Common Stock issuable on conversion of the outstanding shares of Series C Preferred Stock represent at least 7.5% of the outstanding shares of Common Stock (giving effect to conversion of all outstanding shares of Series C Preferred Stock).

The Securities Purchase Agreement separately grants to the Purchasers substantially identical rights to appoint members of the Board as long as the Purchasers and their affiliates beneficially own (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) shares of Common Stock issued or issuable upon conversion of shares of Series C Preferred Stock representing the 15% and 7.5% thresholds of the outstanding Common Stock described above. However, the number of members of the Board the Purchasers have the right to designate under the Securities Purchase Agreement will be reduced by the number of directors holders of shares of Series C Preferred Stock have the right to appoint under the Certificate of Designation.

In both the Certificate of Designation and Securities Purchase Agreement, the number of Board members the Purchasers may appoint is subject to adjustment, upward or downward, as may be required by applicable law or stock exchange rules. The Company will be required to appoint the two Board members initially designated by the holders of shares of Series C Preferred Stock within ten business days after notice to the Company from the holders of the identity of such designees, subject to confirmation that such designees meet the qualifications set forth in the Securities Purchase Agreement and Certificate of Designation.

Standstill

The Securities Purchase Agreement includes a customary standstill provision pursuant to which the Purchasers agreed that they will not, directly or indirectly, take certain actions with respect to the Company or its securities until the earlier of (i) the date on which the Purchasers and their affiliates are no longer entitled to designate any member of the Board pursuant to the Certificate of Designation or the Securities Purchase Agreement and (ii) the failure of the Company to pay dividends on the Series C Preferred Stock in full in cash on any dividend payment date occurring after April 26, 2021.

Registration Rights Agreement

In connection with the issuance of the Preferred Shares, on January 31, 2018, the Issuer and the Purchasers entered into a registration rights agreement (the “Registration Rights Agreement”) pursuant to

CUSIP No. 532403201	Page 18 of 24

which the Issuer agreed to file a shelf registration statement providing for the resale of the Preferred Shares and/or the underlying shares of Common Stock no later than July 30, 2018. The Purchasers are also entitled to participate in underwritten registrations under certain conditions, and will also have certain “piggyback” registration rights with respect to registration statements filed by the Issuer.

For so long as the Purchasers and their affiliates hold at least 5% of the then-outstanding shares of Common Stock, on an as-converted basis, the Registration Rights Agreement also contains restrictions whereby the Purchasers will not affect any public sale or distribution of the registrable securities during the 60-calendar-day period beginning on the date of a prospectus or prospectus supplement filed with the SEC with respect to the pricing of an underwritten offering.

Second Lien Term Loan Credit Agreement Amendment

On January 31, 2018, the Lenders and the Company entered into the fourth amendment to the Term Loan Credit Agreement. Pursuant to the amendment, the Lenders and the Company agreed, among other things, that after the issuance of the Series C Preferred Stock pursuant to the Securities Purchase Agreement, to reduce from two to one the maximum number of members of the Board the lenders under the Second Lien Credit Agreement will have the right to appoint following the conversion of the convertible loans under the Second Lien Credit Agreement.

The foregoing descriptions of the Securities Purchase Agreement, Certificate of Designation, Series C Preferred Stock, Second Lien Credit Agreement amendment and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Schedule 13D, and are incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the limitations in the Securities Purchase Agreement and Registration Rights Agreement, the Reporting Persons may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, subject to the limitations in the Securities Purchase Agreement, the Reporting Persons or their designee(s) to the Issuer’s board of directors may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and 5(b) of the Schedule 13D are hereby supplemented by adding the following:

(a) The Reporting Persons beneficially own 43,592,196 shares of Common Stock, representing 45.0% of the outstanding shares.

The number of shares of Common Stock beneficially owned in connection with the Series C Preferred Stock is based upon: (1) with respect to dispositive power, an initial aggregate Stated Value of $100,000,000 multiplied by the optional redemption percentage of 120% and divided by the initial conversion price of $6.15 and (2) with respect to voting power, an initial aggregate Stated Value of $100,000,000 divided by $4.42.

CUSIP No. 532403201	Page 19 of 24

The ownership percentage appearing on such cover pages has been calculated based on an aggregate total of 53,376,764 shares of Common Stock issued and outstanding as of January 26, 2018, as disclosed in the Securities Purchase Agreement, plus (i) the 24,080,000 shares of Common Stock beneficially owned by the Reporting Persons in connection with the Term Loan and (ii) 19,512,196 shares of Common Stock, rounded up to the nearest share, beneficially owned in connection with the Series C Preferred Stock as disclosed above excluding the 3,112,238 shares of Common Stock the Reporting Persons may be entitled to shared voting power in connection with the Series C Preferred Stock.

(b) As described in Items 1 and 3 of this Schedule 13D, as a result of the Credit Agreement, each of Fund XI, Fund XI GP, as the general partner of Fund XI GP, Fund XII, Fund XII GP, as the general partner of Fund XII, Fund XII UGP, as the general partner of Fund XII GP, Skyway Fund, Skyway Fund GP, as the general partner of Skyway Fund, Fund VI-A, VIP, VIP Offshore and VIP GP as the general partner of Fund VI-A, VIP and VIP Offshore, directly own 43,592,196 shares of Common Stock.

See items 7 through 10 of the cover pages to this Amendment No. 5 for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.

The Reporting Persons have not engaged in any other transactions, other than as disclosed above, in the Issuer’s Common Stock during the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

Item 4 above summarizes certain provisions of the Securities Purchase Agreement, Certificate of Designation, Series C Preferred Stock, Registration Rights Agreement and the amendment to Second Lien Credit Agreement and is incorporated herein by reference. Copies of these agreements are attached as exhibits to this Schedule 13D, and are incorporated herein by reference.

Item 7.	Material to Be Filed As Exhibits

Exhibit A	Securities Purchase Agreement, dated January 30, 2018 by and among Lilis Energy, Inc., and the Purchasers party thereto (incorporated by reference from Exhibit 10.1 to the Issuer’s Form 8-K filed February 1, 2018).

Exhibit B	Registration Rights Agreement, dated January 31, 2018 by and among Lilis Energy, Inc., and the Purchasers party thereto (incorporated by reference from Exhibit 10.2 to the Issuer’s Form 8-K filed February 1, 2018).

Exhibit C	Certificate of Designation of Preferences, Rights and Limitations of Series C 9.75% Convertible Participating Preferred Stock, dated January 31, 2018 by and among Lilis Energy, Inc., and the Purchasers party thereto (incorporated by reference from Exhibit 3.1 to the Issuer’s Form 8-K filed February 1, 2018).

Exhibit D	Amendment No. 4 to Credit Agreement, dated as of January 31, 2018, by and among Lilis Energy, Inc., the guarantors party thereto, the lenders party thereto and Wilmington Trust, National Association, as administrative agent (incorporated by reference from Exhibit 10.4 to the Issuer’s Form 8-K filed February 1, 2018).

CUSIP No. 532403201	Page 20 of 24

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 2, 2018

THE VÄRDE FUND XI (Master), L.P.
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND XI G.P., LLC
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND XII (MASTER), L.P.
By:	The Värde Fund XII G.P., L.P., Its General Partner
By:	The Värde Fund XII UGP, LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND XII G.P., L.P.
By:	The Värde Fund XII UGP, LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND XII UGP, LLC
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE SKYWAY MASTER FUND, L.P.
By:	Värde Skyway Fund G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE SKYWAY FUND G.P., LLC
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS (OFFSHORE) MASTER, L.P.
By:	Värde Investment Partners G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND VI-A L.P.
By:	Värde Investment Partners G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS, L.P.
By:	Värde Investment Partners G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS G.P., LLC
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE PARTNERS, L.P.
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE PARTNERS, INC.

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

GEORGE G. HICKS

By:	/s/ George G. Hicks
Name:	George G. Hicks